Exhibit 3.1

FIRST AMENDMENT

TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF FORESTAR GROUP INC.

This First Amendment (this “Amendment”) to the Second Amended and Restated Bylaws (the “Bylaws”) of Forestar Group Inc., a Delaware corporation (the “Company”), was adopted by the Board of Directors of the Company effective as of January 30, 2018.

Pursuant to Article XI of the Bylaws, the Bylaws are hereby amended as follows:

1. Amendment to Article IX. Article IX of the Bylaws is hereby deleted in its entirety and replaced with the following:

“ARTICLE IX

FISCAL YEAR

The fiscal year of the Company shall end at the close of business on September 30 in each year.”

2. No Other Modifications. Except as modified hereby, the Bylaws shall remain in full force and effect and unmodified.

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ATTEST:

This First Amendment to the Second Amended and Restated Bylaws of the Company was adopted on January 30, 2018.

/s/ THOMAS B. MONTANO
Thomas B. Montano, Secretary